METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635
October 25, 2010
Via EDGAR
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Cicely LaMothe, Branch Chief Jorge Bonilla, Staff Accountant

Re:	First Equity Properties, Inc. (Commission File No. 000-11777; CIK No. 0000726516) — Form 10-K for the fiscal year ended December 31, 2009, Forms 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010; Response Letter dated October 15, 2010

Ladies and Gentlemen:
     On behalf of First Equity Properties, Inc., a Nevada corporation (the “Company”), this letter is being filed as correspondence uploaded on the EDGAR system on behalf of the Company in response to a letter of comment from the Staff of the Securities and Exchange Commission dated October 15, 2010. Schedule 1 annexed to this letter contains the response to the comment of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.
     This letter is being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, Vice President and Treasurer of the Company at 469-522-4238 direct.

Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

cc:	Gene S. Bertcher, Vice President First Equity Properties, Inc. 1800 Valley View Lane, Suite 300 Dallas, Texas 75234

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated October 15, 2010 with respect to
Form 10-K for the fiscal year ended December 31, 2009 and
Forms 10-Q for the fiscal quarter ended March 31, 2010
and for the fiscal quarter ended June 30, 2010
First Equity Properties, Inc.
Commission File No. 000-11777

     The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated October 15, 2010 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2009 of First Equity Properties, Inc. (the “Company” or “FEPI”) as well as Forms 10-Q for the quarter ended March 31, 2010 and for the quarter ended June 30, 2010. For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text of each instrument where applicable.
Form 10-K
Note 1 — Notes receivable — Affiliated, page 30
     Comment/Observation No. 1. We have read and considered your response to comment one relating to your notes receivables, and your sole source of income, from your affiliated entities. In future filings, expand your MD&A to disclose the risks related to this asset concentration. In addition, similar to your supplemental representations to us, you should discuss your awareness of any such conditions that would impact the ability of these affiliates to meet their obligations and how your company evaluates the collectability of these notes.
     Response to Comment/Observation No. 1. The Company, in future filings, will expand the Management’s Discussion and Analysis to disclose any risks related to the asset concentration of notes receivable from affiliated entities as the sole source of income. In those future filings, a discussion will occur of the awareness of the Company of any such conditions that would impact the ability of such affiliates to meet their respective obligations and how the Company evaluates the collectability of such notes.